Exhibit 99.3

Q1 2026 Earnings Presentation BW LPG Kristian Sørensen and Samantha Xu 2 June 2026

NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL . BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS . This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes . This presentation may not be reproduced or redistributed, in whole or in part, to any other person . Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward – looking statements . Forward – looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward” . These forward – looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies . Forward – looking statements include statements regarding : objectives, goals, strategies, outlook and growth prospects ; future plans, events or performance and potential for future growth ; liquidity, capital resources and capital expenditures ; economic outlook and industry trends ; developments of BW LPG’s markets ; the impact of regulatory initiatives ; and the strength of BW LPG’s competitors . Forward – looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future . The forward – looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties . Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control . Forward – looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward – looking statements . No representation is made that any of these forward – looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward – looking statement . Disclaimer and forward - looking statements 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever . Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation . All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice . In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information . The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation . The contents of this presentation are not to be construed as legal, business, investment or tax advice . Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice . By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG . This presentation must be read in conjunction with the recent financial information and the disclosures therein . A number of measures are used to report the performance of our business, which are non - IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE) . These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q 1 2026 Interim Financial Report and BW LPG’s Registration Statement on Form 20 - F . Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction . The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”) . BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates . In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2 (e) of Regulation (EU) 2017 / 1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) . The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation . Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it . In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2 (e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are ( i ) persons who fall within the definition of "investment professional" in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 , as amended (the “Order”), or (ii) persons who fall within Article 49 (2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in ( i ), (ii) and (iii) above together being referred to as “Relevant Persons”) . This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons .

Agenda Q1 2026 Q1 2026 highlights and market outlook Market overview Company performance Q&A

Q1 2026 highlights

Q1 performance

- TCE income – Shipping Q1 2026 was US$55,500 per available day and US$51,300 per calendar day, supported by our time charter coverage of 53% of available days at US$48,200 per day
- Q1 2026 profit after tax was US$187 million, and the profit attributable to equity holders of the company was US$164 million representing an earnings per share of US$1.08
- Mainly driven by a large unrealised MtM valuation gain of the portfolio, BW Product Services reported a US$127 million gross profit and a profit after tax of US$98 million for this quarter

Q2 2026 guidance

- Fixed 85% of available fleet days at an average rate of ~US$81,000/day
- Increased inefficiencies from the Middle East conflict are driving higher shipping demand from the US and resulting in extraordinary high freight rates

Continued dividend distribution

- The company declared a Q1 cash dividend of US$0.67 per share, which consists of 100% of Shipping NPAT[1] Q1 2026, in addition to US$0.11 per share from BW Product Services' capital return from 2025

Dry dock program increases off-hire days

- In Q1 2026, 257 days were related to vessels being in dry dock
- A total of 105[4] days are expected to be off-hire due to dry-docking in Q2, with a total of 13 vessels scheduled for dry docking in 2026

Other subsequent events

- Signed newbuilding contract for eight 90'cbm Panamax VLGCs with expected deliveries from start of 2029 to Q2 2030 with a total price of approximately US$940M
- BW Brage and BW Gemini fixed for three- and five-year time charter out agreements in the low US$40,000s per day
- BW Pampero fixed for one-year time charter out at high US$60,000 per day with delivery in August

Commercial performance	Financial performance	Return to shareholders
$55,500 TCE income – Shipping per available day	**$187M** Net profit after tax	**38%** ROE (annualised)
$51,300 TCE income – Shipping per calendar day	**$618M** Available liquidity	**120%** Q1 2026 payout ratio Shipping NPAT[1]
92% Fleet utilisation	**$1.08** Earnings per share	**$0.67** Dividend per share[2]
7% Technical offhire	**26.3%** Net leverage ratio	**13.7%** Annualised dividend yield[3]

1. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q1 2026: US$164.3 million, less BW LPG's share of BW PS' net profit after tax Q1 2026 of US$79.1 million.
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 6.1960
3. Based on US$19.6/share as of 29 May 2026
4. Includes chartered-in vessels

BW LPG 4

Contract signed for eight 90'cbm Panamax VLGCs with HHI

Expected deliveries from start of 2029 to Q2 2030

Fleet renewal
Reducing the average age of the current fleet by ~3 years following the last NB delivery

Fleet composition
Adding Panamax flexibility to our current fleet portfolio

Future proofing the fleet with eight additional dual-fuel vessels

Strategic positioning
Favorable timing as NB deliveries follow the peak of the orderbook in 2027/2028, coinciding with additional US/ME LPG export capacity coming online

Disciplined and returns driven
Robust balance sheet capacity supports fleet renewal and capital structure optimisation, while balancing shareholder returns and long-term value creation

- ✓ **Newbuilding prices have come down from their peak at ~US$125M**
- ✓ **Constrained shipyard capacity for the foreseeable future**
- ✓ **Higher energy prices likely to increase inflationary pressure**

8x Panamax VLGC newbuildings

8x newbuilding order overview

Vessel	Delivery	Type	Size (cbm)	Shaft generator	Engine	Cargo carrying spec
NB 1	Q1 2029	Panamax	90,000cbm	Shaft generator	LPG Dual-Fuel	LPG as cargo with option to upgrade to ammonia
NB 2	Q1 2029					
NB 3	Q2 2029					
NB 4	Q2 2029					
NB 5	Q3 2029					
NB 6	Q4 2029					
NB 7	Q1 2030					
NB 8	Q2 2030					

Financing highlights

~US$117.5M per vessel
(subject to the technical upgrades of the specific vessel)

30% of total newbuilding price to be paid within the next 6 months

Various financing options are being considered

5

Agenda Q1 2026 highlights and market outlook Market overview Company performance Q&A Q1 2026

$ /d $50 000/d $100 000/d $150 000/d $200 000/d $250 000/d Jan-26 Feb-26 Mar-26 Apr-26 May-26 2026 market reactions and freight rate development Increasing inefficiencies are supporting higher shipping demand and freight rates 7 Middle East – Far East BLPG1 US – Far East BLPG3 Start of the 2026 US – Iran war ~$170,000/d ~$1 90 ,000/d Panama Canal auction activity and fees have intensified Auction fees have ranged from $100K to as high as $4M! TCE spot rates ($/day) All - in cash breakeven ~$24,500/d Lost Middle East LPG export volumes in 2026… Changes in LPG trade patterns and increased traffic in the Panama Canal …replaced by increased LPG exports from North America 35 36 36 48 Jan Feb Mar Apr # VLGC US spot fixtures High US spot fixture activity Many VLGCs waiting in the Arabian Sea for Strait of Hormuz to reopen Sources: Baltic Exchange, BW LPG, AnfilGas Nederland terminal expansion capacity ramp - up  increasing loadings

VLGC market reactions and trade dynamics

Simultaneous market reactions reshape trade dynamics and absorb shipping capacity



Increase in LPG exports from the US
US LPG export volumes
Mt (VLGC only)
5.1
4.6
5.1
5.8
+0.7mt
Jan
Feb
Mar
Apr
~60% driven by additional US terminal export capacity ramp-up
US Gulf
Houston
Chiba
Panama Canal congestion increases number of VLGCs sailing via COGH
Auction fees have ranged from $100K to as high as $4M!
More VLGCs than expected have been waiting in the Arabian Sea for the Strait of Hormuz to reopen rather than seeking US cargoes
Middle East
Ras Tanura
Chiba
India
Lost Middle East LPG export volumes 2026
~15Mt (VLGC only)
*Assuming the Strait of Hormuz reopens in Q2
Increased trade flows from the US to India and SE Asia
4M US LPG export volumes
Mt (VLGC only)
19
21
4M2025
4M2026
+753% India
+50% Japan
+59% SE Asia
− 35% China

Sources: NGLS, Vortexa, BW LPG

BW LPG
8

LPG export forecasts

Increased export capacity will enable further growth in LPG exports

North America and Middle East LPG exports

Mtpa (VLGC only)



40
57
39
60
29
71
37
72
45
72
2024
2025
2026F
2027F
2028F
North America
Middle East

North American terminal expansion projects

Mtpa



Operational
2026
2027
2028
Flex capacity to gradually shift toward ethane
7
1
11
9
2
4
12
Energy Transfer
Targa
Enterprise
Enterprise
AltaGas
Targa
ONEOK
LPG / Ethane flexible
LPG only

North America racing to replace lost Middle East volumes

- North American export forecast raised significantly for 2026, on the back of high oil and gas activity and demand for Middle East replacement volumes
- Further out in time, recovery of Middle East exports will likely contribute more to overall growth in exports
- Forecast assumes reopening of Hormuz during Q2 2026 and gradual recovery

More export capacity to come online

- US LPG exports have seen support from new flexible terminal expansions
- The coming years will see elevated delivery of Very Large Ethane Carriers (VLECs), which could occupy more of the flexible export capacity
- Several LPG only export projects are scheduled to come online in coming years

Sources: NGLS, company filings

BW LPG
9

VLGC fleet and newbuildings 10 Delivery pace to decellerate from 2027 Quarterly delivery schedule # of VLGCs VLGC fleet age profile and newbuilding market VLGC delivery year for newbuild contracts Total orderbook number 130 VLGC newbuilds ordered in 2026 38 2029 1. Total VLGC fleet on water (not including orderbook) 2. 88 - 91k dual - fuel non - ammonia capacity VLGC, at “first class competitive yard” Sources: Shipping Intelligence Network 70% 16% 5% 9% 0-15 years 15-20 years 20-25 years 25 years + 429 total VLGC fleet 1 12 6 3 4 6 11 9 5 6 8 8 6 2 4 4 4 4 1 2 2 3 3 4 5 5 2 4 1 4 5 3 1 1 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 1Q29 2Q29 3Q29 4Q29 1Q30 Delivered NB - Ammonia NB - Non-ammonia ~53 VLGCs are considered part of the shadow fleet

Market outlook

US LPG export growth has been front-loaded due to lost Middle East volumes

Simultaneous market reactions are reshaping trade dynamics, increasing inefficiencies, absorbing shipping capacity, and supporting higher freight rates

Market dynamics	• Strong demand for - and growing supply of US LPG to continue to support freight rates • High demand for using the Panama Canal and vessels idling in the Middle East elevate market inefficiencies • Longer sailing distances to stretch global fleet capacity
LPG exports US / Middle East	• Growth to see support from high LPG production and commissioning of new export infrastructure • Middle East exports likely to remain heavily restricted for the duration of the Middle East war • Repairs of Middle East LPG export infrastructure needed to fully recover to pre-war export levels
Panama v. Cape routing	• High competition for transiting the Neo-Panamax locks drive VLGCs to sail around Cape of Good Hope • Demand for canal usage likely to stay high with fleet growth in ethane, LPG and LNG segments
VLGC global fleet	• 429 VLGCs are currently on the water • 18 VLGCs have been delivered so far in 2026, with 20 more scheduled for delivery before 2027 • VLGC orderbook currently consists of 130 ships, with deliveries slowing down after 2027

BW LPG

11

Agenda Q1 2026 Q1 2026 highlights and market outlook Market overview Company performance Q&A

13 Achieved 92% utilisation generating TCE income – Shipping of US$55,500 per available day 2026 Q1 performance Guidance Q2 2026 • Fixed 85% of our available fleet days at an average rate of ~US$81,000 per day 4 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 7% 93% TCE income by calendar days US$51,300/day 1 Technical off - hire Available days 53% 46% TCE income by available days US$55,500/day 2 US$ 63,7 00 2 (incl. waiting time and FFA) Spot US$ 68,100 3 (excl. waiting time and FFA) Waiting 1% Time Charter US$48, 2 00 5 4. Discharge to discharge basis 5. Time charter includes fixed and variable rate FY 2026 Time charter Average day rate Revenue/ (Cost) in US$M % of total Fleet $44,800 $19 3% TC out – Fixed rate $37,700 ($16) 3% TC in – Fixed rate $3 Net $44,800 $242 36% Remaining TC out – Fixed rate Shipping – Performance FY 2026 Charter portfolio • 39 % covered by fixed rate TC out at US$ 44,800/ day • 3 % covered by FFA hedges at avg. of US$ 48,100/ day

Product Services – Performance

Strong Q1 trading performance driven largely by positive unrealised mark-to-market changes from open cargo contracts

Q1 2026 performance

$150M Net asset value end of Q1	**$98M** Net profit
$127M Gross profit[1]	**$69M** Unrealised physical shipping[3]
$6M Average VAR	**6%** BW LPG VLGC cargoes lifted by BW PS

Book equity

US$M



53
- 10
145
- 8
- 30
150
Net Profit: $98m Currency translation: ($1m)
Net assets Q4 2025
Realised positions
MTM change in unrealised cargo
MTM change in unrealised paper
Other expenses 2
Net assets Q1 2026

1. Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' lease-in vessels
2. Included within Other expenses, ~$1M effects relating to currency translation of foreign operations which is not part of Net profit/loss
3. Unrealised physical shipping is a Non-IFRS measure and refers to the forward value of Time Charter-in contracts based on forward market freight indexes

BW LPG 14

Financial highlights

Low leverage, strong liquidity, ready for growth opportunities

Key financials Q1 2026

US$ million

Income statement

Profit after tax	$187
Profit to equity holders	$164
Earnings per share[1]	$1.08
Dividends per share[2]	$0.67

Balance sheet

Total assets	$3,331
Total liabilities	$1,312
Total shareholders' equity	$2,019

Shipping per day statistics

US$/day

Q1 2026 Daily TCE Income	$51,300
Q1 2026 Daily OPEX	$7,300
FY 2026 Operating cash breakeven[8]	
Owned	$19,000
Total fleet	$21,300
FY 2026 All-in cash breakeven[9]	$24,500

Financial ratios Q1 2026

Earnings Yield[3] (annualised)	25%
Dividend Yield[4] (annualised)	13.7%
ROE[5] (annualised)	38%
ROCE[6] (annualised)	30%
Net leverage ratio[7]	26.3%

Dividends per share

US$



0.09
0.85
0.84
0.56
1.28
3.46
2.42
1.47
0.67
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Q1 2026

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 6.1960
3. Earnings yield: EPS divided by the share price at the end of the period in USD terms
4. Dividend yield: Based on US$19.6/share as of 29 May 2026
5. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
7. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
8. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet
9. All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock)

BW LPG 15

61 67 70 71 477 0 100 200 300 400 500 600 700 800 900 1,000 2026 2027 2028 2029 2030 onwards US$ million $746M Trade Finance Facilities - o/s $17M Revolving Credit Facilities (RCF) - o/s $117M $215M Term Loan - o/s $202M $380M Term Loan - o/s $231M JOLCO - o/s $58M Sale & Leaseback - o/s $121M Total Available Liquidity 618 Undrawn RCF 442 Cash ¹ 176 Financing structure and repayment profile Ample liquidity of US$618M with long - dated repayment profile 1. Cash presented excludes ~$97M held in broker margin accounts 2. Excludes other lease liabilities, capitalised fees, and interest payable, as of 31 March 2026 3. Trade facilities were voluntarily reduced by $50M in March 2026 on the back of ample headroom Liquidity profile (US$M) As of 31 March 2026 Repayment profile Ship financing 2 structure Trade financing 3 structure 16 SLB (o/s $121M) $215M Term Loan (o/s $202M) $380M Term Loan (o/s $231M) JOLCO (o/s $58M) $559M Revolving Credit Facilities (RCF) Drawn RCF (o/s $117M) Letter of credit $144M Drawndown $17M $746M Trade Finance Facilities 3

Agenda Q1 2026 Q1 2026 highlights and market outlook Market overview Company performance Q&A

Q&A Kristian Sørensen CEO Samantha Xu CFO

Thank you Investor Relations investor.relations@bwlpg.com Ticker Oslo Stock Exchange “ BWLPG” New York Stock Exchange “BWLP” LinkedIn linkedin.com/company/ bwlpg Website https://www.bwlpg.com/investor/ Telephone +65 6705 5588 Address 10 Pasir Panjang Road Mapletree Business City #17 - 02 Singapore 117438

Appendix Q1 2026

48 VLGCs and 3 LGCs owned and operated by BW LPG

As of 15 May 2026

28 BW LPG
100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Yushi	2020	Mitsubishi H.I.
BW Kizoku	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina	2015	Hyundai H.I.
BW Levant	2015	Jiangnan
BW Breeze	2015	Jiangnan
BW Sirocoo	2015	Jiangnan
BW Passat	2015	Jiangnan
BW Mistral	2015	Jiangnan
BW Monsoon	2015	Jiangnan
BW Aries	2014	Hyundai H.I.

6 BW LPG
Time charter/bareboat in

Name	Year	Shipyard
BW Capella [2]	2022	DSME
BW Polaris [2]	2022	DSME
BW Kyoto [2]	2010	Mitsubishi H.I.
Oriental King	2017	Hyundai H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

8 BW LPG India
52% ownership

Name	Year	Shipyard
BW Chinook	2015	Jiangnan
BW Pampero	2015	Jiangnan
BW Pine	2011	Kawasaki S.C.
BW Loyalty	2008	Hyundai H.I.
BW Tyr	2008	Hyundai H.I.
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

9 Pool/Product Services operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter [4]	2023	Jiangnan	Sinogas Maritime
Kaede [4]	2023	Hyundai H.I.	Product Services
Gas Gabriela [3]	2021	Hyundai H.I.	Product Services
Clipper Wilma [3]	2019	Hyundai H.I.	Product Services
Vega Sea [3]	2017	Hyundai H.I.	Product Services
Vega Star [3]	2017	Hyundai H.I.	Product Services
Tokyo [1]	2009	Hyundai H.I.	Product Services
Denver [1]	2009	Hyundai H.I.	Product Services
Helsinki [1]	2009	Hyundai H.I.	Product Services


21
POWERED BY LPG

Vessels with dual-fuel propulsion technology


13

Vessels retrofitted with scrubber technology


17

Vessels on compliant fuels

1. LGC (Large Gas Carrier)
2. Bareboat charter
3. Panamax
4. Pool operated

BW LPG
21

VLGC charter portfolio overview

Fixed rate time charter out coverage for 2026 at 39% with an average rate of US$44,800 per day

Time charter-out

% TC days - Fixed rate



Quarterly
41%
40%
39%
37%
35%
31%
29%
28%
$68
$65
$65
$63
$52
$48
$45
$44
1Q 26
2Q 26
3Q 26
4Q 26
1Q 27
2Q 27
3Q 27
4Q 27
Yearly
39%
31%
$261
$189
2026
2027
Revenue in USD millions
% of total available days of the whole fleet

Time charter-out – Fixed rate

US$ thousands/day



Quarterly
$46.6
$45.7
$44.4
$44.1
$44.1
$44.5
$43.5
$42.6
$38.5
$44.0
$40.8
$38.6
$35.3
1Q 26
2Q 26
3Q 26
4Q 26
1Q 27
2Q 27
3Q 27
4Q 27
Yearly
$44.8
$43.7
$40.8
2026
2027
Avg. TC out rate
Avg. TC in rate

Time charter-in[2]



Quarterly
10%
7%
7%
7%
$13
$12
$11
$11
$1
1Q 26
2Q 26
3Q 26
4Q 26
1Q 27 3
2Q 27
3Q 27
4Q 27
Yearly
8%
$48
$1
2026
2027
Cost in USD millions
% of total available days of the whole fleet

2026 time charter position

FY 2026 Time charter			
	% of total Fleet[1]	Revenue/ (Cost) in $M	Average day rate
TC out - Fixed rate	3%	$19	$44,800
TC in - Fixed rate	3%	($16)	$37,700
Net		$3	
Remaining TC out - Fixed rate	36%	**$242**	$44,800

BW LPG

1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days
2. Includes both fixed and variable TC in contracts
3. Majority of the TC in contracts will end in 2026 with the last TC in contract expiring in end-Jan 2027

22

Shipping segment charter portfolio 2026-2027

Fixed rate time charter out contract coverage stands at 39% for 2026 (as of 14 May 2026)

	Q1 2026A	Q2 2026E	Q3 2026E	Q4 2026E	2026E	2027E
Owned days	3,510	3,549	3,588	3,588	14,235	14,235
Time charter in days	340	273	276	276	1,165	34
Total calendar days	**3,850**	**3,822**	**3,864**	**3,864**	**15,400**	**14,269**
Offhire*	263	124	83	66	536	269
Total available days (Net of offhire)	**3,587**	**3,698**	**3,781**	**3,798**	**14,864**	**14,000**
Spot days (Net of offhire)	1,684	1,849	1,969	2,016	7,518	9,234
Time charter out days (Net of offhire) - Fixed rate	1,456	1,487	1,473	1,416	5,832	4,321
Time charter out days (Net of offhire) - Variable rate	447	362	339	366	1,514	445
% Spot days	47%	50%	52%	53%	51%	66%
% TC days - Fixed rate	41%	40%	39%	37%	39%	31%
% TC days - Variable rate	12%	10%	9%	10%	10%	3%

TCE rates

	Q1 2026A	Q2 2026E	Q3 2026E	Q4 2026E	2026E	2027E
Spot	$63,700	-	-	-	-	-
Time charter out – Fixed rate	$46,600	$44,000	$44,400	$44,100	$44,800	$43,700
VLGC TCE rate (Net of offhire)	$55,500	-	-	-	-	-

BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio
Pool revenue distributed to participants and the associated days are excluded from the presentation
*In years when a vessel does not have planned dry docking, an offhire of 3 days per vessel per year is assumed

BW LPG
23

2027E 2026E Q4 2026E Q3 2026E Q2 2026E Q1 2026A 2,920 2,920 736 736 728 720 Owned days - - - - - - Time charter in days 2,920 2,920 736 736 728 720 Total calendar days 70 161 4 4 12 141 Offhire * 2,850 2,759 732 732 716 579 Total available days (Net of offhire ) 2,267 1,236 392 350 342 152 Spot days (Net of offhire ) 583 1,523 340 382 374 427 Time charter out days (Net of offhire ) 80% 45% 54% 48% 48% 26% % Spot days 20% 55% 46% 52% 52% 74% % TC days TCE rates - - - - - $68,600 Spot $47,200 $45,600 $47,900 $46,000 $44,600 $44,000 Time charter out - - - - - $50,500 VLGC TCE rate (Net of offhire ) BW LPG India charter portfolio 2026 - 2027 24 Time charter out contract coverage stands at 55% for 2026 (as of 14 May 2026) * Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have plann ed dry dockings

0.72 0.98 0.95 1.05 0.89 1.00 1.10 1.08 1.19 1.07 1.08 1.08 0.30 0.56 0.54 0.66 0.51 0.62 0.73 0.72 0.71 0.60 0.60 0.60 apr.25 may.25 jun.25 jul.25 aug.25 sep.25 oct.25 nov.25 dec.25 jan.26 feb.26 mar.26 Fleet safety statistics 25 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work - related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work - related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average ( MRA ) LTIF 12 Month Rolling Average (MRA) As of 31 March 2026